UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

International Stem Cell Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

05577Y107
(CUSIP Number)

Rouslan Semechkin, President
X-Master, Inc.
1 Overlook Drive, Unit 11
Amherst, New Hampshire 03031
Tel. (603) 672-7070
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:

Michael B. Tule, Esq.
McLane, Graf, Raulerson & Middleton, Professional Association
900 Elm Street, P.O. Box 326
Manchester, New Hampshire 03105-0326
Tel. (603) 625-6464

January 22, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 05577Y107
1. Names of Reporting Persons. X-Master, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization A New Hampshire Corporation
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 20,025,630[1],[2]
9. Sole Dispositive Power
10. Shared Dispositive Power 20,025,630[1],[2]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 20,025,630[1],[2]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 34.3%[3]
14. Type of Reporting Person (See Instructions) CO

1 Of the 20,025,630 shares of common stock, $.001 par value ("Common Shares") reported, 12,000,000 shares are issuable upon conversion of 2,000,000 shares of Series C Preferred Stock, and 10 shares of Series D Preferred Stock issued to the Reporting Person.  An additional 4,000,000 shares are issuable upon conversion of 10 shares of Series D Preferred Stock held by A. Semechkin, of which the Reporting Person may be deemed the indirect beneficial owner. 25,630 Common Shares are held by R. Semechkin, of which the Reporting Person may also be deemed the indirect beneficial owner.
2 Includes 4,000,000 shares issuable upon conversion of 10 shares of Series D Preferred Stock, which the Reporting Person has the right to acquire within the next 60 days.
3 The calculation of the percentage is based on (i) 38,410,675 Common Shares outstanding as of December 30, 2008, as disclosed in Section 2.2 of the Disclosure Schedules to the Series D Purchase Agreement, and (ii) 20,000,000 Common Shares to be issued upon the conversion of 2,000,000 shares of Series C Preferred Stock, and 30 shares of Series D Preferred Stock of the Issuer.

CUSIP No. 05577Y107
1. Names of Reporting Persons. Andrei Semechkin
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Citizen of Russia
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 20,025,630[1],[2]
9. Sole Dispositive Power
10. Shared Dispositive Power 20,025,630[1],[2]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 20,025,630[1],[2]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 34.3%[3]
14. Type of Reporting Person (See Instructions) IN

1 Of the 20,025,630 shares of common stock, $.001 par value ("Common Shares") reported, 4,000,000 shares are issuable upon conversion of 10 shares of Series D Preferred Stock held by the Reporting Person.  12,000,000 shares are issuable upon conversion of 2,000,000 shares of Series C Preferred Stock and 10 shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner.  25,630 Common Shares are held by R. Semechkin, of which the Reporting Person may also be deemed the indirect beneficial owner.
1 Includes 4,000,000 shares issuable upon conversion of 10 shares of Series D Preferred Stock, which the Reporting Person has the right to acquire within the next 60 days.
3 The calculation of the percentage is based on (i) 38,410,675 Common Shares outstanding as of December 30, 2008, as disclosed in Section 2.2 of the Disclosure Schedules to the Series D Purchase Agreement, and (ii) 20,000,000 Common Shares to be issued upon the conversion of 2,000,000 shares of Series C Preferred Stock, and 30 shares of Series D Preferred Stock of the Issuer.

CUSIP No. 05577Y107
1. Names of Reporting Persons. Rouslan Semechkin
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Citizen of Russia
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 20,025,630[1],[2]
9. Sole Dispositive Power
10. Shared Dispositive Power 20,025,630[1],[2]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 20,025,630[1],[2]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 34.3%[3]
14. Type of Reporting Person (See Instructions) IN

1 Of the 20,025,630 shares of common stock, $.001 par value ("Common Shares") reported, 25,630 Common Shares are held by the Reporting Person.  12,000,000 shares are issuable upon conversion of 2,000,000 shares of Series C Preferred Stock and 10 shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner.  4,000,000 shares are issuable upon conversion of 10 shares of Series D Preferred Stock held by A. Semechkin, of which the Reporting Person may also be deemed the indirect beneficial owner.
2 Includes 4,000,000 shares issuable upon conversion of 10 shares of Series D Preferred Stock, which the Reporting Person has the right to acquire within the next 60 days.
3 The calculation of the percentage is based on (i) 38,410,675 Common Shares outstanding as of December 30, 2008, as disclosed in Section 2.2 of the Disclosure Schedules to the Series D Purchase Agreement, and (ii) 20,000,000 Common Shares to be issued upon the conversion of 2,000,000 shares of Series C Preferred Stock, and 30 shares of Series D Preferred Stock of the Issuer.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D (“Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 9, 2009 (the “Schedule 13D”).  This Amendment is being filed by and on behalf of X-Master, Inc. (“X-Master”), Andrei Semechkin (“A. Semechkin”), and Rouslan Semechkin (“R. Semechkin”), (each a “Reporting Person” and collectively, the “Reporting Persons”).  This Amendment relates to the common stock, par value $0.001, of International Stem Cell Corporation, a Delaware corporation (the “Issuer”).  Unless otherwise stated herein, all capitalized terms used in this Amendment have the same meanings as those set forth in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended by deleting the second sentence therefrom and restating it as follows:

X-Master is a New Hampshire corporation which provides software consulting and computer hardware services and which holds real estate and other assets and investments.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

On January 22, 2009, pursuant to the Series D Stock Purchase Agreement, A. Semechkin individually acquired 10 shares of Series D Preferred Stock for $1,000,000 from his personal funds.

The source of funds for the acquisition of the 2,000,000 shares of Series C Preferred Stock on August 20, 2008 and September 23, 2008, for an aggregate purchase price of $2,000,000; and the acquisition of the 10 shares of Series D Preferred Stock on December 30, 2008 for $1,000,000, was primarily from the proceeds of loans made to X-Master by Hartcom Impex, Ltd., a British Virgin Islands corporation (“Hartcom”), and from the working capital of X-Master.  X-Master entered into loan agreements with Hartcom on February 22, 2008 for $1,400,000, July 28, 2008 for $700,000, and September 22, 2008 for $1,000,000.  The loans provide that the proceeds may be used for general working capital purposes, or any other lawful purpose.  The loans are for a term of seven (7) years and twenty (20) days from funding date and at a fixed interest rate of 4.8% per annum with principal and interest payable at maturity.

In August 2008, R. Semechkin individually acquired 25,630 Common Shares at market prices at an aggregate purchase price of approximately $10,000 from his personal funds.

The shares referred to in this Item 3 are sometimes referred to in this statement as the "Group Shares".

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended by restating the first paragraph under the heading “The Series D Preferred Stock” in its entirety as follows:

The Series D Preferred Stock

As reported in the Issuer’s Current Report on Form 8-K, dated January 5, 2009, on December 30, 2008, the Issuer entered into a Series D Preferred Stock Purchase Agreement (the “Purchase Agreement”) with each of the Reporting Persons providing for the issuance and sale of up to $5,000,000 of Series D Preferred Stock, an aggregate of 50 shares, at a purchase price of $100,000 per share.  Each share of Series D Preferred Stock is convertible into Common Shares, at a conversion rate of $0.25 per share (400,000 Common Shares for each share of Series D Preferred Stock) subject to adjustment as provided in the Series D Preferred Stock Certificate of Designation (the "Series D Certificate").  Pursuant to the Series D Purchase Agreement, the investment will be made in five tranches of $1,000,000 each.  The closing of the first and second tranches contemplated by the Series D Purchase Agreement occurred on December 30, 2008 and January 22, 2009 respectively.  The timing of the second closing, which was scheduled for February 5, 2009, was accelerated to January 22, 2009 by mutual agreement of the parties.  The issuance of the Series D Preferred Stock was made pursuant to Section 4(2) of the Securities Act of 1933, as amended.  The closings of the third, fourth and fifth tranches contemplated by the Purchase Agreement are scheduled to occur on March 20, 2009, June 30, 2009, and September 20, 2009 respectively, but the obligation to make such purchases shall be at the purchaser’s option and in their sole discretion.  Pursuant to the Series D Purchase Agreement, the purchaser must give the Issuer sixty (60) days prior notice of its intention to purchase each optional tranche.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a)  As of January 22, 2009, X-Master, by virtue of its beneficial ownership of the Group Shares, beneficially owned the equivalent of 20,025,630 Common Shares.  The Group Shares represent approximately 34.3% of the total number of shares of Common Shares outstanding as of December 30, 2008 (plus the 20,000,000 Common Shares which would be outstanding upon the conversion of the Series C and Series D Preferred Stock and assuming that no other shares of preferred stock held by others have been previously, or are simultaneously, converted to Common Shares).

As of January 22, 2009, A. Semechkin, by virtue of his beneficial ownership of the Group Shares, beneficially owned the equivalent of 20,025,630 Common Shares.  The Group Shares represent approximately 34.3% of the total number of shares of Common Shares outstanding as of December 30, 2008 (plus the 20,000,000 Common Shares which would be outstanding upon the conversion of the Series C and Series D Preferred Stock and assuming that no other shares of preferred stock held by others have been previously, or are simultaneously, converted to Common Shares).

As of January 22, 2009, R. Semechkin, by virtue of his beneficial ownership of the Group Shares, beneficially owned the equivalent of 20,025,630 Common Shares.  The Group Shares represent approximately 34.3% of the total number of shares of Common Shares outstanding as of December 30, 2008 (plus the 20,000,000 Common Shares which would be outstanding upon the conversion of the Series C and Series D Preferred Stock and assuming that no other shares of preferred stock held by others have been previously, or are simultaneously, converted to Common Shares).

(1) Includes 10 shares of Series D Preferred Stock which the Reporting Persons have the right to acquire pursuant to the Series D Purchase Agreement within 60 days from the date of this statement.  As described in Item 4 of this statement, pursuant to the Series D Purchase Agreement, the Reporting Persons have the right to acquire up to 50 shares of Series D Preferred Stock in five separate tranches of 10 shares each.  The first and second tranches closed on December 30, 2008 and January 22, 2009 respectively, and the remaining tranches are scheduled to be purchased on March 20, 2009, June 30, 2009 and September 20, 2009.  If the Reporting Persons were to exercise their right to purchase all of the tranches, the Reporting Persons would own 50 shares of Series D Preferred Stock, convertible into 20,000,000 Common Shares, for  total beneficial ownership of 28,025,630 Common Shares, or 42.2% of the outstanding Common Shares as of December 30, 2008, on an "as converted" basis.

(b) Number of shares as to which X-Master has:

(i)      Sole power to vote or to direct the vote:  0
(ii)     Shared power to vote or to direct the vote:  20,025,630
(iii)    Sole power to dispose or to direct the disposition of:  0
(iv)    Shared power to dispose or to direct the disposition of:  20,025,630

Number of shares as to which A. Semechkin has:

(i)      Sole power to vote or to direct the vote:  0
(ii)     Shared power to vote or to direct the vote:  20,025,630
(iii)    Sole power to dispose or to direct the disposition of:  0
(iv)    Shared power to dispose or to direct the disposition of:  20,025,630

Number of shares as to which R. Semechkin has:

(i)      Sole power to vote or to direct the vote:  0
(ii)     Shared power to vote or to direct the vote:  20,025,630
(iii)    Sole power to dispose or to direct the disposition of:  0
(iv)    Shared power to dispose or to direct the disposition of: 20,025,630

(c)  On January 22, 2009, A. Semechkin acquired 10 shares of Series D preferred stock for $100,000 per share convertible into common stock, par value $0.001 per share, at a conversion rate of $0.25 per share, for a total of 4,000,000 Common Shares.  The acquisition was made pursuant to the Purchase Agreement described in Item 4 above.

(d) Not applicable.

(e)  Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Agreement of Joint Filing, dated January 22, 2009, by and among X-Master, Inc., Andrei Semechkin, and Rouslan Semechkin.

Exhibit 2:
Power of Attorney, dated November 19, 2008, relating to X-Master, Inc. (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).

Exhibit 3:
Power of Attorney, dated November 19, 2008, relating to Andrei Semechkin (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).

Exhibit 4:
Power of Attorney, dated November 19, 2008, relating to Rouslan Semechkin (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2009	X-Master, Inc.

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Andrei Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Rouslan Semechkin

/s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Signature page to AMENDMENT NO. 1 TO SCHEDULE 13D – CUSIP Number 05577Y107

Exhibit 1
AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, $0.001 par value, of International Stem Cell Corporation, a Delaware corporation. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: January 22, 2009	X-Master, Inc.

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Andrei Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Rouslan Semechkin

/s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact